Ultra ELECTRONICS

07020917

RECEIVED
2007 FEB -9 P 3:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

1 February 2007

Ultra Electronics Holdings plc

Bridport Road
Greenford
Middlesex UB6 8UA
England

Tel: +44 (0) 20 8813 4321
Fax: +44 (0) 20 8813 4322

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington
DC 20549
USA

Dear Sirs

Ultra Electronics Holdings plc – Filing No. 82-34976
Exemption under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended

Ultra Electronics Holdings plc is obliged to furnish the Securities and Exchange Commission with information and documents under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended. The information enclosed herewith covers the period 01 November 2006 to 31 January 2007.

Yours faithfully
On behalf of Ultra Electronics Holdings plc

PROCESSED
FEB 1 2 2007
THOMSON FINANCIAL

David Garbett-Edwards
Director of Corporate Administration

Encls (1)

Information and Documents for Exception under Rule 12g3-2(b) of the US Securities Exchange Act of 1934, as amended

I. PUBLIC DOCUMENTS

Part A Information made public pursuant to UK Law
Part B Information filed with the London Stock Exchange
Part C Information distributed to security holders, published in newspapers, magazines and the company's website

II. TYPES OF INFORMATION REQUIRED TO BE FILED

III. US HOLDERS

I. Public Documents

Ref	Filing Date	Description

No public documents have been filed since the last submission (which was for the quarter ending 31 October 2006) to 31 January 2007

I. Public Documents

B. Information filed with the London Stock Exchange

Ref	Announcement Date	Announcement Title
I.B.111	02/11/2006	Director/PDMR Shareholding
I.B.112	14/11/2006	Director/PDMR Shareholding
I.B.113	04/12/2006	Director/PDMR Shareholding
I.B.114	05/12/2006	Trading Update - Replacement
I.B.115	06/12/2006	Strategy Evening
I.B.116	20/12/2006	Total Voting Rights
I.B.117	03/01/2007	Director/PDMR Shareholding
I.B.118	22/01/2007	Holding(s) in Company
I.B.119	23/01/2007	Notice of Results
I.B.120	29/01/2007	Additional Listing
I.B.121	29/01/2007	Holding(s) in Company
I.B.122	30/01/2007	Total Voting Rights

Regulatory Announcement

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	14:53 02-Nov-06
Number	4688L

RNS Number:4688L
Ultra Electronics Holdings PLC
02 November 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

D Caster
A Hamment
F Hope
D Jeffcoat
C Ross
A Jan-Janin
R Sharma
K Thomson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction

Self-funded through All Employee Share Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

	Partnership Shares	Dividend Shares
D Caster	11	8
A Hamment	11	8
F Hope	11	8
D Jeffcoat	12	7
C Ross	11	8
R Sharma	11	8
A Jan-Janin	11	2
K Thomson	11	8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

D Caster	<0.1%
A Hamment	<0.1%
F Hope	<0.1%
D Jeffcoat	<0.1%
C Ross	<0.1%
R Sharma	<0.1%
A Jan-Janin	<0.1%
K Thomson	<0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

Partnership shares at £11.24; Dividend shares at £11.20

14. Date and place of transaction

01/11/2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

D Caster	1,046,072	1.55%
A Hamment	106,105	0.16%
F Hope	84,607	0.13%
D Jeffcoat	49,726	<0.1%
C Ross	23,344	<0.1%
R Sharma	18,511	<0.1%
A Jan-Janin	10,467	<0.1%
K Thomson	3,102	<0.1%

16. Date issuer informed of transaction

02/11/2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

David Garbett-Edwards +44 (0)1242 225039

Name and signature of duly authorised officer of issuer responsible for making

notification

David Jeffcoat

Date of notification

02/11/2006

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	14:38 14-Nov-06
Number	0637M

RNS Number:0637M
Ultra Electronics Holdings PLC
14 November 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3. Name of person discharging managerial responsibilities/director

A J Walker

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

A J Walker

8 State the nature of the transaction

Purchase in Mr Walker's name as a trustee of the McKechnie FURBS for A J Walker, a Funded Unapproved Retirement Benefit Scheme of which Mr Walker is a beneficiary.

9. Number of shares, debentures or financial instruments relating to shares acquired

A J Walker 62

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

A J Walker <0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

£10.90

14. Date and place of transaction

13/11/2006, London

15. Total holding following notification and total percentage holding following

notification (any treasury shares should not be taken into account when calculating percentage)

A J Walker 13,661 0.02%

16. Date issuer informed of transaction

13/11/2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

D Garbett-Edwards Tel: +44 (0)1242 225039

Name and signature of duly authorised officer of issuer responsible for making notification

David Jeffcoat

Date of notification

14/11/2006

END

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	14:37 04-Dec-06
Number	1871N

RNS Number:1871N
Ultra Electronics Holdings PLC
04 December 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

D Caster
A Hamment
F Hope
D Jeffcoat
C Ross
A Jan-Janin
R Sharma
K Thomson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction

Self-funded through All Employee Share Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

	Partnership Shares
D Caster	12
A Hamment	12
F Hope	12
D Jeffcoat	11
C Ross	12
R Sharma	12
A Jan-Janin	12
K Thomson	12

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

D Caster	<0.1%
A Hamment	<0.1%
F Hope	<0.1%
D Jeffcoat	<0.1%
C Ross	<0.1%
R Sharma	<0.1%
A Jan-Janin	<0.1%
K Thomson	<0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

Partnership shares at £10.81

14. Date and place of transaction

04/12/2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

D Caster	1,046,084	1.55%
A Hamment	106,117	0.16%
F Hope	84,619	0.13%
D Jeffcoat	49,737	<0.1%
C Ross	23,356	<0.1%
R Sharma	18,522	<0.1%
A Jan-Janin	10,479	<0.1%
K Thomson	3,114	<0.1%

16. Date issuer informed of transaction

04/12/2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

David Garbett-Edwards +44 (0)1242 225039

Name and signature of duly authorised officer of issuer responsible for making notification

David Jeffcoat

Date of notification

04/12/2006

END

END

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Regulatory Announcement

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Trading Update - Replacement
Released	08:43 05-Dec-06
Number	2455N

RNS Number:2455N
Ultra Electronics Holdings PLC
05 December 2006

The following is an updated version of the Trading Update replacing the one released at 7.00 am this morning.

5 December 2006

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Trading Update

The Board of Ultra is reporting on trading before the Group enters the close period in respect of its preliminary results for the year ending 31 December 2006, which will be announced on 26 February 2007.

Given recent exchange rate volatility, Ultra expects that revenue for the full year will be about £370m. Overall, margins continue to improve as a result of the Group's constant focus on achieving operational efficiencies while satisfying the expectations of its customers. As a result, the Board expects that Ultra's profits will be broadly in line with current market expectations.

Ultra's management currently anticipates that operating cash flow will be stronger in the second half of the year than in the first and net debt is expected to be below £30m by year-end.

The Group has secured a number of contracts on long-term programmes and further progress has been made in increasing the order book since the half-year.

Ultra's broad spread of activities and its successful positioning on a range of international programmes give the Board confidence in the Group's continued progress in 2007.

- Ends -

Enquiries:

Ultra Electronics Holdings plc — 020 8813 4321
Douglas Caster, Chief Executive — www.ultra-electronics.com
David Jeffcoat, Group Finance Director — information@ultra-electronics.com

Weber Shandwick Square Mile — 020 7067 0700

Susan Ellis / Louise Robson

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,200 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe ice protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion and signature management equipment; nuclear reactor control and instrumentation systems; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems; multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; airborne targeting pods; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Strategy Evening
Released	07:00 06-Dec-06
Number	3214N

RNS Number:3214N
Ultra Electronics Holdings PLC
06 December 2006

Embargoed until 0700 6 December 2006

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Strategy Evening - "Tactical Information Exchange in the Battlespace"

Ultra is today hosting a strategy evening for investors and analysts to explain the use of Ultra's specialist equipment in providing resilient communications in modern warfare. Demonstrations of communications capability and how this aids the provision of situational awareness will be given using real systems.

No material new information will be disclosed during the presentations.

- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
David Jeffcoat, Group Finance Director information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700
Susan Ellis / Louise Robson

Notes to Editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,200 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit

indicators; aircraft noise and vibration control systems; airframe ice protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion and signature management equipment; nuclear reactor control and instrumentation systems; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems; multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; airborne targeting pods; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Total Voting Rights
Released	09:37 20-Dec-06
Number	3040O

RNS Number:3040O
Ultra Electronics Holdings PLC
20 December 2006

20 December 2006

Ultra Electronics Holdings plc
("Ultra")
Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Ultra's capital consists of 67,557,441 ordinary shares with voting rights. Ultra does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Ultra Electronics Holdings plc is 67,557,441.

The above figure (67,557,441) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Ultra Electronic Holdings plc under the FSA's Disclosure and Transparency Rules

- Ends -

Enquiries:

Ultra Electronics Holdings plc — 020 8813 4321
David Jeffcoat Group Finance Director — www.ultra-electronics.com
information@ultra-electronics.com

Weber Shandwick Square Mile — 020 7067 0700
Louise Robson

Notes to Editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,200 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe ice protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion and signature management equipment; nuclear reactor control and instrumentation systems; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems; multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; airborne targeting pods; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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1.B.1\7

Regulatory Announcement

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Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	11:29 03-Jan-07
Number	9027O

RNS Number:9027O
Ultra Electronics Holdings PLC
03 January 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Ultra Electronics Holdings plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

D Caster
A Hamment
F Hope
D Jeffcoat
C Ross
A Jan-Janin
R Sharma
K Thomson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

....

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction

Self-funded through All Employee Share Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

	Partnership Shares
D Caster	11
A Hamment	11
F Hope	11
D Jeffcoat	11
C Ross	11
R Sharma	11
A Jan-Janin	11
K Thomson	11

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

D Caster	<0.1%
A Hamment	<0.1%
F Hope	<0.1%
D Jeffcoat	<0.1%
C Ross	<0.1%
R Sharma	<0.1%
A Jan-Janin	<0.1%
K Thomson	<0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed

....

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

....

13. Price per share or value of transaction

Partnership shares at £11.22

14. Date and place of transaction

02/01/2007, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

D Caster	1,046,095	1.55%
A Hamment	106,128	0.16%
F Hope	84,630	0.13%
D Jeffcoat	49,748	<0.1%
C Ross	23,367	<0.1%
R Sharma	18,533	<0.1%
A Jan-Janin	10,490	<0.1%
K Thomson	3,125	<0.1%

16. Date issuer informed of transaction

02/01/2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

David Garbett-Edwards +44 (0)1242 225039

Name and signature of duly authorised officer of issuer responsible for making notification

David Jeffcoat

Date of notification

03/01/2007

END

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The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Holding(s) in Company
Released	11:23 22-Jan-07
Number	9058P

RNS Number:9058P
Ultra Electronics Holdings PLC
22 January 2007

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Ultra Electronics Holdings plc

2. Name of shareholder having a major interest

Schroders plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Schroder Investment Management Limited	4,117,438	6.095%
Schroder Investment Management North America Limited	375,000	0.555%
Schroder & Co Limited	8,615	0.013%

5. Number of shares / amount of stock acquired

Not disclosed.

6. Percentage of issued class

Not disclosed.

7. Number of shares / amount of stock disposed

Not disclosed.

8. Percentage of issued class

Not disclosed.

9. Class of security

Ordinary

10. Date of transaction

20/01/2007

11. Date company informed

20/01/2007

12. Total holding following this notification

4,501,053

13. Total percentage holding of issued class following this notification

6.663% based on an issued share capital of 67,557,441

14. Any additional information

....

15. Name of contact and telephone number for queries

David Jeffcoat
Tel: +44 (0)20 8813 4302

16. Name and signature of authorised company official responsible for making this notification

David Jeffcoat
Finance Director and Company Secretary

17. Date of notification

22/01/2007

END

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82-34976

1.8.119

Regulatory Announcement

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Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Notice of Results
Released	16:53 23-Jan-07
Number	0231Q

RNS Number:0231Q
Ultra Electronics Holdings PLC
23 January 2007

23 January 2007

Ultra Electronics Holdings plc

Notice of Preliminary Results

Ultra Electronics Holdings plc will be announcing preliminary results for the year ended 31 December 2006 on Monday 26 February 2007.

An analyst meeting will be held on that day at the offices of Weber Shandwick Financial, Fox Court, 14 Gray's Inn Road, WC1 at 9.15 for 9.30am.

- Ends -

For further information please contact:

Weber Shandwick Financial 020 7067 0700
James White

This information is provided by RNS
The company news service from the London Stock Exchange

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82-34976

1·B.120

Regulatory Announcement

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Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Additional Listing
Released	14:40 29-Jan-07
Number	3065Q

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 350,000 Ordinary shares of 5p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

The block listings are required to provide additional shares for the Company's share option schemes. They consist of 250,000 shares to be issued under the Executive Share Option Scheme and 100,000 shares to be issued under the Company Share Option Plan.

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Regulatory Announcement

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Free annual report

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Holding(s) in Company
Released	16:19 29-Jan-07
Number	3194Q

RNS Number:3194Q
Ultra Electronics Holdings PLC
29 January 2007

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Ultra Electronics Holdings plc

2. Name of shareholder having a major interest

F&C Asset Management plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Client Name	Custodian nominee name (on register	Current holding (if total above 5% threshold)
F&C Investment Funds ICVC UK Mid Cap Fd	Chase Nominees Ltd	
F&C Investment Funds ICVC FTSE All Sh Tracker	Chase Nominees Ltd	
F&C Inv Funds ICVC I I UK Dynamic Fund	Chase Nominees Ltd	
The Friends Provident Pension Scheme Account No.1	Citifriends Nominees Ltd	
FPP Shareholders Fund	HSBC GS Nominees Ltd	
FPLP Shareholders Retained Capital Fund	Citifriends Nominees Ltd	
FPLP Shareholders Fund	Citifriends Nominees Ltd	
FPLP With Profit, With Profit Business Fund	Citifriends Nominees Ltd	

FPLAL Closed Fund - With Profit Asset Share	Citifriends Nominees Ltd
FPLAL Life Mixed Fund	Citifriends Nominees Ltd
FPLAL Pension Mixed Fund	Citifriends Nominees Ltd
FPP UK Equity Fund	HSBC GS Nominees Ltd
FPP Secure Growth	HSBC GS Nominees Ltd
FPP International Fund	HSBC GS Nominees Ltd
F&C Inst Inv Fund ICVC Inst UK Equity Fund	Chase Nominees Ltd
RSA Plc Fund Account No.1 - UK Equity	Chase Nominees Ltd

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

Not disclosed.

8. Percentage of issued class

Not disclosed.

9. Class of security

Ordinary

10. Date of transaction

25/01/2007

11. Date company informed

26/01/2007

12. Total holding following this notification

Not disclosed

13. Total percentage holding of issued class following this notification

Less than 5%

14. Any additional information

Shareholding previous to the triggering transaction 3,547,339 (5.25%)

15. Name of contact and telephone number for queries

David Jeffcoat
Tel: +44 (0)20 8813 4302

16. Name and signature of authorised company official responsible for making this notification

David Jeffcoat
Finance Director and Company Secretary

17. Date of notification

29/01/2007

END

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Regulatory Announcement

Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Total Voting Rights
Released	10:10 30-Jan-07
Number	3510Q

RNS Number:3510Q
Ultra Electronics Holdings PLC
30 January 2007

Ultra Electronics Holdings plc
("Ultra")

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Ultra's capital consists of 67,562,438 ordinary shares with voting rights. Ultra does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Ultra Electronics Holdings plc is 67,562,438.

The above figure (67,562,438) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Ultra Electronic Holdings plc under the FSA's Disclosure and Transparency Rules

- Ends -

Enquiries:

Ultra Electronics Holdings plc
David Jeffcoat, Group Finance Director
T: 020 8813 4321
www.ultra-electronics.com
E: information@ultra-electronics.com

Weber Shandwick Square Mile
T: 020 7067 0700
Louise Robson

Notes to Editors:

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,200 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world.

Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe ice protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion and signature management equipment; nuclear reactor control and instrumentation systems; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems; multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; airborne targeting pods; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

I. Public Documents

C. Information published/distributed

Ref	Date	News Headline
I.C.45	05/12/2006	Trading Update

1.C.45

Ultra ELECTRONICS

press **information**

Embargoed until 0700 5 December 2006

Ultra Electronics Holdings plc

("Ultra" or "the Group")

Trading Update

The Board of Ultra is reporting on trading before the Group enters the close period in respect of its preliminary results for the year ending 31 December 2006, which will be announced on 26 February 2007.

Given recent exchange rate volatility, Ultra expects that revenue for the full year will be about £370m. Overall, margins continue to improve as a result of the Group's constant focus on achieving operational efficiencies while satisfying the expectations of its customers. As a result, the Board expects that Ultra's profits will be broadly in line with current market expectations.

Ultra's management currently anticipates that operating cash flow will be stronger in the second half of the year than in the first and net debt is expected to be below £30m by year-end.

The Group has secured a number of contracts on long-term programmes and further progress has been made in increasing the order book since the half-year.

Ultra's broad spread of activities and its successful positioning on a range of international programmes give the Board confidence in the Group's continued progress in 2007.

- Ends -

Enquiries:
Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
David Jeffcoat, Group Finance Director information@ultra-electronics.com

Weber Shandwick Square Mile 020 7067 0700
Susan Ellis / Louise Robson

Ultra Electronics is a group of specialist businesses designing, manufacturing and supporting electronic and electromechanical systems, sub-systems and products for defence, security and aerospace applications worldwide.

Ultra, which employs 3,200 people in the UK and North America, focuses on high integrity sensing, control, communication and display systems with an emphasis on integrated information technology solutions. The Group concentrates on obtaining a technological edge in niche markets, with many of its products and technologies being market leaders in their field.

Ultra's products and services are used on aircraft, ships, submarines, armoured vehicles, surveillance systems, airports and transport systems around the world. Ultra also plays an important role in supporting prime contractors by undertaking specialist system and sub-system integration using the combined expertise of the Group businesses.

Ultra is organised into three divisions as follows:

Aircraft & Vehicle Systems including miniature airborne compressors; high integrity software and systems; aircraft system electronics; aircraft cockpit indicators; aircraft noise and vibration control systems; airframe ice protection systems, armoured vehicle electronic information and control systems; human/computer interface equipment and shared working environment solutions.

Information & Power Systems including command and control systems equipment; weapons interfacing electronics; radar tracking; electro optical tracking; surveillance systems; naval data processing and distribution; airport and airline information management systems; ID card systems; naval power conversion and signature management equipment; nuclear reactor control and instrumentation systems; transit system power conversion and control.

Tactical & Sonar Systems including secure tactical line-of-sight radio systems; multiplexers and switches; voice communication systems; tactical data links; cryptographic equipment; airborne targeting pods; active, passive and multi-static sonobuoys; sonobuoy receivers and processors; distributed surveillance sensor arrays; ship's sonar systems; acoustic countermeasure systems and ship's torpedo defence systems.

END